SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 Schedule 14f-1


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

             INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER



                      AMERICAN MARKET SUPPORT NETWORK, INC.
                      -------------------------------------
             (Exact name of Registrant as specified in its charter)


             Nevada                   000-49849              88-0483722
(State or other jurisdiction of      (Commission            (IRS Employer
            incorporation)            File No.)           Identification No.)


                       14090 Southwest Freeway, Suite 300
                             Sugar Land, Texas 77478
          (Address of principal executive offices, including Zip Code)


       Registrant's telephone number, including area code: (281) 340-2085

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14C
                 Information Statement Pursuant to Section 14(c)
         of the Securities Exchange Act of 1934 (Amendment No. _______)

Check the appropriate box:
[X]  Preliminary Information Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

[ ]  Definitive Information Statement

                      AMERICAN MARKET SUPPORT NETWORK, INC.
                      -------------------------------------
                (Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

     [X]  No fee required

     [ ]  Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing Party:

     (4) Date Filed:

                      American Market Support Network, Inc.
                       14090 Southwest Freeway, Suite 300
                             Sugar Land, Texas 77478


                            Information Statement and
                    Report of Change In Majority of Directors

Introduction

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. This Information Statement and Report of Change in Majority of Directors is being mailed on or about July 29, 2003 to all holders of record on July 29, 2003.

     General. This Information Statement and Report of Change in Majority of Directors is being furnished by American Market Support Network, Inc. (the "Company") pursuant to Sections 14(c) and 14(f) of the Securities Exchange Act of 1934 and Rules 14c-1 and Rule 14f-1 thereunder, to announce the change of the Company's name to "Arizona Aircraft Spares, Inc." and a change in all of the members of the Board of Directors.

     As part of a plan of corporate reorganization and change in control, on July 16, 2003, the Company entered into a share exchange agreement with the sole shareholder of Arizona Aircraft Spares, Inc. and Arizona Aircraft Spares, Inc. ("AIRS"). The Company acquired all 1,000,000 outstanding shares of common stock of AIRS in exchange for 19,658,397 shares of common stock of the Company which represents 79% of the outstanding shares of common stock after completion of the share exchange. AIRS became the wholly owned subsidiary of the Company and the prior shareholder of AIRS gained control of the Company. The completion of the share exchange was reported on a Form 8-K filed with the SEC on July 16, 2003.

     Reasons for the Name Change. The Company is changing its name to "Arizona Aircraft Spares, Inc." to better reflect the Company's new business venture. The Company acquired AIRS in a share exchange to provide the Company with additional business opportunities in the manufacture of military aircraft spare parts. Prior to acquiring AIRS, the Company's primary business is providing media relations services. The Company has been operating at a loss since its inception. The Company incurred losses of $135,293 and $76,850 for the years ended December 31, 2002 and 2001, respectively.

     In the future, the Company intends for its primary business to be conducted through AIRS. AIRS manufactures military aircraft spare parts and ground support systems for the United States Government (Air Force, Army, Navy, Marines and Coast Guard). AIRS devotes its resources to manufacturing attrition parts for the C-130, F-4, F-5, F-15, F-16, F-18, T-37, T-38, A-4, A-37 and P-3 aircrafts.
AIRS specializes in airframe structures and skins, sheet metal and machined parts, plastic formed parts, windows, small and large assemblies, electronics and communication products and bonded assemblies.

     AIRS's products extend to a number of categorical areas of production and manufacturing. These include:

Machinery              - CNC Capabilities; 5 Axis; Straight Line Machinery Sheet
Metal                  - Theoretical Loft; High Speed Hammering
Assembly               - Small and Large Part Assemblies
Bonding                - Metal on Metal and Honeycomb Bonding
Welding                - Multi-type and Material Welding
Ceramics               - Low and High Temperature Processing
Composites             - Boron;   Kevlar;   Carbon   Graphite's;   Polycarbonate
                         Injection Details
Hydraulic Pneumatic    - Manufacturing and Maintenance of Fluid Driven Systems.
Systems

     AIRS manufactures spare parts and has an approved MI-I-45208A program with the US Government. AIRS's manufacturing facility and offices are housed in a 14,400 square foot industrial building which is situated in Tucson International Business Park, located approximately 1 mile from the Tucson International Airport and approximately 3 miles from Davis-Monthan Air Force Base.

     The Transaction. On July 16, 2003, the Company, entered into a share exchange with the sole shareholder of AIRS, whereby the Company acquired all 1,000,000 outstanding shares of common stock of AIRS in exchange for 19,658,397 common shares of AMSN and the AIRS shareholder became an AMSN stockholder, owning 79% of AMSN's total issued and outstanding common shares of 24,884,047. AIRS became the wholly owned subsidiary of the Company and the prior shareholder of AIRS gained control of the Company. As part of the agreement, the Company agreed to change its name to "Arizona Aircraft Spares, Inc." On July 16, 2003, prior to the share exchange, stockholders owning 51.6% of the outstanding shares of common stock approved an amendment to the articles of incorporation to change the name. The Company will file the amendment to the articles of incorporation twenty (20) days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all of the holders of record of the Company's common stock.

     Further, as part of the share exchange, the Board increased the size of the Board from two to four directors and appointed Mr. Vito Peppitoni and Ms. Sylvia Quintero to fill the new positions. The directors of the Company prior to the share exchange, Mr. Luhanto and Mr. Merrill, will resign and Mr. Peppitoni and Ms. Quintero will remain as the Company's Board of Directors. The Company anticipates Mr. Luhanto and Mr. Merrill will resign and the change of control will occur ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all of the holders of record of the Company's common stock. The Company will file a current report on Form 8-K with the Securities and Exchange Commission when the name change is complete.

Voting Securities

     Prior to the share exchange on July 16, 2003, there were 5,225,650 shares of the Company's common stock outstanding. The Company has no other securities outstanding. A total of 2,703,000 shares of the Company's common stock or 51.6% of the outstanding shares approved change of the name to "Arizona Aircraft Spares, Inc." After the share exchange on July 16, 2003, there were 24,884,047 shares of the Company's common stock outstanding.

Change in Board of Directors

     The Company's Board of Directors consisted of Mr. Luhanto and Mr. Merrill. After the share exchange, the Board was increased from two to four directors and Mr. Peppitoni and Ms. Quintero were appointed to the Board. Ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all of the holders of record of the Company's common stock, Mr. Luhanto and Mr. Merrill will resign as directors and officers of the Company. Mr. Peppitoni will become the Chief Executive Officer and President. The Company is currently interviewing candidates to become the new Chief Financial Officer.

Dissenters Rights

     No stockholders of the Company have dissenter's rights regarding the change in name of the Company to Arizona Aircraft Spares, Inc.

Directors and Executive Officers

     The following table sets forth certain information for each officer and director of the Company.

Name                  Age       Position                           Since
----                  ---       --------                           -----
Vito Peppitoni                  Director                            2003
Sylvia Quintero                 Director                            2003
Alvie T. Merrill       55       Director and President              2001
Pertti Luhanto         37       Chairman of the Board,              2000
                                Treasurer, Secretary

Vito Peppitoni

     Mr. Peppitoni became a director of the Company in 2003. Mr. Peppitoni will become the Chief Executive Officer and President of the Company. Mr. Peppitoni is the Chief Executive Officer and President of AIRS and has been since he founded AIRS in 1988. He holds a Masters of Science in Aeronautical Engineering from the University of Pennsylvania and a Bachelors of Science in Mechanical Engineering from Pennsylvania State University.

Sylvia Quintero

     Ms. Quintero became a director of the Company in 2003. Ms. Quintero is the Business Manager of the University of Arizona Journalism Department in Tucson, Arizona and has served in various positions for the University of Arizona Journalism Department since 1990. Ms. Quintero holds a Master of Business Administration and Bachelors of Science in Business Administration from the University of Phoenix.

Alvie T. Merrill

     Mr. Alvie T. Merrill, joined American Market Support Network, Inc. in August 2001 and became a director, President and CEO in 2001. From January 1980 to February 1998, Mr. Merrill was President of his own company, A.T. Merrill Business Consulting providing management and financial consulting for over 200 companies dealing with financial difficulties. From March 1998 to Oct. 1998, Mr. Merrill was Vice President of Business Development for Procorp, Inc., a Houston based company providing training in interpersonal skills. From November 1998 to February 1999, Mr. Merrill provided consulting and industry training in leadership and team building for Coldwell Banker and Caterpillar. From February 1999 to October 2000, Mr. Merrill was President/CEO of Interlucent Internet Solutions Inc., a company specializing in upscale Web development for Fortune 100 corporations. From November 2000 to March 2001, Mr. Merrill worked in various fundraising and management related capacities at U.S. TechSolution, Inc., a telecommunications company providing fiber optic services to major industries. From April 2001 to July 2001, Mr. Merrill provided management and financial consulting services for C.E.B.R. Services, Higgins Enterprises and Essex Waste Management.

Pertti Luhanto

     Pertti Luhanto is a founding stockholder of American Market Support Network, Inc. He became the Chairman in December 2000 and Secretary in May 2001. From January 1991 to December 1992, Mr. Luhanto was a managing editor in Vahittaiskauppa-magazine, a magazine for retail professionals in Finland. From January 1992 to January 1995, Mr. Luhanto served as Chairman of Viestintatoimisto Merger Oy in Finland. In January 1995, Mr. Luhanto established Legendium Oy, a company specialized in corporate publications in Finland. He has served as the president of Legendium Oy from January 1995 to January 1996. From January 1996 to January 2000, he was a Chairman of Legendium Oy. In January 2000, he became CEO of Legendium, Inc., a US subsidiary for Legendium Oy, the position he continues to hold.

     There are no family relationships among the officers and directors.

Board of Directors

     In fiscal 2002, the Board of Directors met one (1) time and took two (2) actions by unanimous consent. Each director attended at least 75% of the meetings of the Board of Directors.

Executive Compensation

     The following table sets forth the compensation of the Company's Chief Executive Officers during the last two complete fiscal years. No officers or directors received annual compensation in excess of $100,000 during the last three complete fiscal years.

                                                                 SUMMARY COMPENSATION TABLE
                                         Annual Compensation                                   Long Term Compensation
                               -----------------------------------------  ---------------------------------------------------------
                                                                                    Awards               Payout
                                                                          ---------------------------  ------------
                                                                          Restricted    Securities        LTIP         All Other
                                                         Other Annual        Stock      Underlying     Payout ($)   Compensation($)
                     Year       Salary     Bonus ($)   Compensation ($)    Award(s)     Options (#)
                  ------------ ---------- ------------ -----------------  ------------ --------------  ------------ ---------------
Alvie T.             2002        $500         -0-            -0-              -0-           -0-            -0-            -0-
Merrill,             2001       $9,000        -0-            -0-              -0-           -0-            -0-            -0-
President
Pertti Luhanto,      2002       $6,290        -0-            -0-              -0-           -0-            -0-            -0-
Chairman,            2001       $6,750        -0-            -0-              -0-           -0-            -0-            -0-
Treasurer and
Secretary

No  options  or  warrants,   bonuses,  Restricted  Stock  Awards  (RSAs),  Stock
Appreciation Rights (SARs), or Long Term Incentive Plans (LTIPs) were awarded to the named executive officers in any of the above years.

Compensation of Directors

     At present, we do not pay our directors for attending meetings of the Board of Directors. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for special assignments.

Board Committees

     The Company currently has no audit, nominating, compensation committee or other board committee performing equivalent functions. Currently, all members of its Board of Directors participate in discussions concerning executive officer compensation.

Employment Agreements

     The Company entered into a consulting services contract with Legendium, Inc., a company controlled by Pertti Luhanto for administrative consulting services. The contract is on a month-to-month term and is cancelable upon one day's notice. The Company paid $6,290 and $6,750 under this contract for the years ended December 31, 2002 and 2001, respectively. On May 1, 2003, the Company granted Mr. Luhanto 24,400 shares of common stock in lieu of $5,324 owed to Legendium, Inc. under the consulting services contract.

     In 2001, the Company had a consulting agreement with Alvie T. Merrill Consulting, Inc., owned by the Alvie T. Merrill, the President of the Company. The contract was cancelled in December 2001. The Company paid $9,000 under this agreement for the year ended December 31, 2001. In July 2002, the Company entered into a new agreement with Alvie T. Merrill Consulting, Inc. Under the Agreement, Alvie T. Merrill will provide the Company with a qualified interim President and all selling, general and administrative functions. Alvie T. Merrill Consulting, Inc. will receive $2,000 per month and 10% of all net revenues of the Company. On May 1, 2003, the Company granted Mr. Merrill 100,000 shares of common stock of the Company in lieu of $22,000 owed to Alvie T. Merrill Consulting, Inc. under the consulting agreement.


                          Compliance With Section 16(a)
                     of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers, directors and owners of more than 10% of any class of the Company's securities registered pursuant to Section 12 of the Exchange Act to file reports of ownership and changes in ownership with the Commission. The Commission's rules also require such persons to furnish the Company with a copy of all Section 16(a) reports that they file. Based solely upon a review of the copies of the reports and written representations furnished to the Company, all such reporting persons complied with such reporting obligations during the fiscal year ended December 31, 2002, except Alvie T. Merrill and Pertti Luhanto, who were late filing their Form 3s.

Legal Proceedings

     The Company and its property are not a party to any pending or current legal proceedings.

Certain Relationships and Related Transactions

     Except as otherwise indicated above, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest. Should a transaction, proposed transaction, or series of transactions involve an officer or director of the Company or a related entity or an affiliate of a related entity, or holders of stock representing 5% or more of the voting power of the then outstanding voting stock, the transactions must be approved by the unanimous consent of our Board of Directors. In the event a member of the Board of Directors is a related party, that member will abstain from the vote.

Audit Report

     The Board of Directors reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and selects the independent accountants. Because members of the Board are also officers of the Company, they do not meet the definition of independence. The Board will consider, in the future, forming an audit committee to be comprised of independent directors. In fulfilling its oversight responsibilities, the Board has reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required to be discussed by SAS 61. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles.

     The Board discussed with the independent auditors, the auditors' independence from the management of the Company and received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

     After the review and discussions mentioned above, the Board decided to include the audited financial statement in the Company's Annual Report on Form 10-KSB.

                                     Respectfully submitted,

                                     Board of Directors,
                                     Alvie T. Merrill
                                     Pertti Luhanto

                          Security Ownership of Certain
                        Beneficial Owners and Management

Principal Stockholders

     The following table sets forth certain information as of July 16, 2003, with respect to the beneficial ownership of our common stock for (i) each director, (ii) all of our directors and officers as a group, and (iii) each person known by us to own beneficially five percent (5%) or more of the outstanding shares of our common stock.

     Unless  otherwise  indicated,  the address for each listed  stockholder is:
American Market Support Network, Inc., 14090 Southwest Freeway, Suite 300, Sugar Land, Texas 77478. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                            Number of
         Name of Beneficial Owner           Shares(1)          Percent(2)
         ------------------------           ---------          ----------
                                            1,414,000             5.7%
         Pertti Luhanto

         Alvie T. Merrill                     100,000           0.402%

         Vito Peppitoni                    19,658,397              79%

         Sylvia Quintero                         0                  0


         All directors and officers as a group                   85.1%
         (4 persons)
-------------------

(1) "Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.


Other Information

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                                           American Market Support Network, Inc.
                                           By Order of the Board of Directors